Confidential Treatment Requested by The L.S. Starrett Company

March 7, 2014

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY THE L.S. STARRETT COMPANY WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:

Form 10-K for the Fiscal Year Ended June 30, 2013

Form 10-Q for the Period Ended December 31, 2013

File No. 1-34145

Dear Mr. O’Brien:

The L. S. Starrett Company (the “Company”) reviewed your comment letter dated February 24, 2014 and has provided detailed responses to each of your specific comments.

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response

Revisions included in this response will be incorporated into our future filings, including our interim filings if applicable.

PRECISION TOOLS • GAGES • SAW BLADES • HAND TOOLS • CUSTOM MEASURING SOLUTIONS • OPTICAL AND VISION MEASURING SYSTEMS • TEST AND MEASUREMENT EQUIPMENT	The L.S. Starrett Company 121 Crescent Street Athol, MA 01331-1915 - USA Tel.: 978 249-3551 / Fax: 978 249-8495 www.starrett.com

Confidential Treatment Requested by The L.S. Starrett Company

Management’s Discussion and Analysis

Results of Operations, page 11

2.

Given the significant variances in your effective tax rates from period to period, please provide a comprehensive explanation of the factors that caused these variances along with a more comprehensive explanation of the significant differences between the effective and statutory rates in a given period. For example, please explain the reasons for the change in the expected effective state tax rate in fiscal 2013 as well as the nature of the reconciling item which is referred to as return to provision adjustments.

Response

In fiscal 2012, the tax benefit was $.8 million which represented 700% of pre-tax loss. The change in rate in fiscal 2013 from the rate in fiscal 2012 reflects several items including:
a.

the effect of the state effective tax rate change of 1.3 percentage points on deferred tax assets; the change is caused in part by shifting relative profitability and apportionment factors in the US entities, which caused a decrease in the apportionment of profits to some of the unitary states with higher than average tax rates, and a reduction in the level of US income subject to state taxation as a result of state tax planning,

b.

Return to provision adjustments in several countries, including, in the U.S., a change in the method of calculating the federal credit for increasing research and experimentation expenses on the fiscal 2012 tax return, a decision to elect the foreign tax credit rather than deduct foreign taxes, an increase in state tax credits from the original forecast and the impact of state tax planning and, in Brazil, a reduction in the amount provided for transfer pricing adjustments included on the Brazilian tax return filed for calendar 2012.

c.	The tax impact of a dividend to the parent company from its subsidiary in Australia.

Liquidity and Capital Resources, page 13

3.

Your disclosures on page 29 indicate that $23.5 million of your $27.4 million of cash and short-term investments at June 30, 2013 are held in foreign subsidiaries. In this regard, please also discuss the fact that if foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response

Future filings will include the statement: “Cash held in foreign subsidiaries is not available for use in the U.S. without the incurrence of U.S. federal and state income tax consequences.”

Confidential Treatment Requested by The L.S. Starrett Company

Financial Statements

Notes to the Financial Statements Note 11 – Income Taxes, page 31

4.

We note your response to comment 3 of our letter dated February 5, 2014. We remind you that ASC 740-30-25-3 states that the presumption is that all undistributed earnings of a subsidiary will be transferred to the parent entity. This presumption may be overcome pursuant to ASC 740-30-25-17 if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely. For the remaining $69 million of total unremitted earnings at June 30, 2013, please provide us with a breakdown of each country to which this amount relates and tell us how you determined the earnings are permanently reinvested for each country. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Refer to ASC 740-30-25-17. Please also tell us whether you have repatriated any additional amounts during the previous five years for which you previously considered the amounts to be permanently reinvested. If so, please tell us the country from which these funds were repatriated as well as the facts and circumstances that led you to repatriate these earnings.

Response

At June 30, 2013, the estimated amount of total unremitted earnings of foreign subsidiaries was $69.2 million and was attributable to those subsidiaries as follows (in millions):

Brazil	$43.0
U.K.	$28.4
Total of other foreign entities	($2.2)	(Canada, Australia, New Zealand, China, Mexico, Germany)
Total	$69.2

Of the $69.2 million, approximately $45.7 million has been re-invested in fixed assets or net working capital of these on-going operations and therefore was not and is not expected to be available for repatriation. Of the remaining $23.5 of cash, most of this is expected to be required in the countries where it is held for purposes of basic operational liquidity to cover fluctuations in working capital. Only Brazil and the U.K. are considered to have cash balances in excess of their short term working capital needs. Cash balances were $10.3 million and $10.3 million in Brazil and the U.K. respectively as of June 30, 2013. Our plants in Brazil and the U.K. are two of our three largest manufacturing facilities. The company plans to invest this cash in buildings, equipment and working capital needed to support continuing growth in these countries.

Besides the $2.4 million dividend from our Australian subsidiary in 2013, there have been no repatriations of funds over the past 5 years.

Confidential Treatment Requested by The L.S. Starrett Company

5.

We note your response to comment 4 of our letter dated February 5, 2014. It is unclear how you determined that positive evidence outweighs negative evidence and it is more likely than not that your deferred tax assets will be realized. We remind you that ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when evaluating whether a valuation allowance for deferred tax assets is needed. Please further advise. Please ensure that your response also addresses the following:

●

Please provide us with your projected annual domestic income amounts which show how you determined that your domestic deferred tax assets are recoverable. Please include a clear explanation of the specific assumptions you made in concluding that future domestic income will be materially different from historical results. For example, you should address current domestic sales volumes, price levels, and gross margins, and how you expect these to change in order to generate enough domestic income to recover your deferred tax assets;

●

The weight given to the potential effect of positive evidence shall be commensurate with the extent to which it can be objectively verified pursuant to ASC 740-10-30-23. Given that you projected income for fiscal years 2011 through 2013 but incurred actual losses, please help us better understand how you determined that your projections should be given significant weight in your analysis. Please provide us with your initial projected amounts for each year from 2011 to 2013 and address the primary factors that resulted in significant differences between the actual and projected amounts for each year; and

●	Please clarify when you first entered into a cumulative loss position.

Response

We recognize that ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome; however, in management’s judgment in weighing both positive and negative evidence as is required under the same ASC section, we continue to believe that the positive evidence outweighs the negative evidence.

a)

Domestic book income over the fiscal years 2014 – 2016 is expected to be $[***][1] million to $[***][2] million and taxable income is expected to be higher since pension and post-retirement accruals are not currently deductible for tax purposes.

Approximately $[***]3 million to $[***]4 million relates to:

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Confidential Treatment Requested by The L.S. Starrett Company

●	A [***][5]% sales growth in overall business, based upon current and forecasted strong recovery in our capital equipment divisions.
●	A [***][6]% improvement in gross margins related to a favorable product mix and new manufacturing systems.
●	A [***][7]% decline in selling general and administrative expenses related to a cost reduction program implemented in the second half of fiscal 2013.

An additional $[***]8 million in profits related to current costs which will terminate in fiscal years 2015 and 2016 as follows:

●

Significant, identifiable tax deductible expenses related to capitalized software and a subsidiary profit sharing plan will expire in 2015 and 2016, resulting in $[***][9] million of additional taxable income in those years due exclusively to these two items.

b) The key positive points are as follows:

1.	The Company has in fact recorded $9 million of taxable income over the last three years and reduced it loss carryforward by that amount even though there was a domestic book loss of $18 million over those same years.

2.

The book losses in the last three years are primarily the result of one-time events including i) a pension write-down of $15 million and ii) losses of $5 million in one plant that was closed and is no longer incurring significant expenses. Neither of these items are expected to recur. Excluding these non-recurring adjustments, domestic profits would have been $3.0 million over the fiscal 2011 – 2013 period.

3.	The primary deferred tax assets relate to pension and post-retirement benefits which will not reduce taxable income for many years.

4.	The US federal tax loss carryforward does not begin to expire until fiscal 2029

In addition to the non-recurring expenses outlined above for the fiscal years 2011 – 2013, the following factors adversely impacted profits:

i.	Sales were 5% below projection due to a 30% decline in capital equipment divisions.
ii.	Gross margins declined approximately $4.0 million due primarily to the sales shortfall.
iii.	Selling, general and administrative expenses increased from a forecasted 28% of sales to 30% of sales primarily due to the fixed nature of these costs.

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Confidential Treatment Requested by The L.S. Starrett Company

Each of the points noted in 5 b) above can be objectively verified and thus they carry significant weight under ASC 740-10-30-23. Therefore, it is management’s judgment that the positive evidence provided outweighs the negative evidence shown by recent book losses.

c) The Company entered into a tax loss position in fiscal 2003. All losses from fiscal 2003 through fiscal 2006 have been used against income in following years and only losses from fiscal 2009 and later remain unused. The Company had taxable profits in fiscal 2007, 2008, 2011 and 2012.

6.

It remains unclear how your expected use of tax planning strategies fully complies with the guidance in ASC 740-10-30-19. In regards to the opportunity to revoke your election to use LIFO, please tell us how you determined that this action would be prudent and feasible. Refer to ASC 740-10-30-19 and ASC 740-10-55-39. Please also provide a comprehensive explanation as to how and when this strategy can help you recover your deferred tax assets and how you calculated the impact of this strategy.

Response

At the current time, there is no expectation the Company will reverse its LIFO election; however, it is an action that could be implemented at the election of the Company with minimal administrative cost to implement. The effect of making an election to revoke LIFO as a method of valuing its inventory would be to recognize taxable income to the extent of the LIFO reserve. In a profitable company, this generally would not be a prudent decision, but if the Company had expiring tax loss carryforwards and, by making this election, it could utilize those tax loss carryforwards, this would be considered an option. Thus, while there is no current plan to revoke the LIFO method of inventory valuation for tax purposes, it is feasible at minimal cost and there is a potential scenario where it would be prudent.

The effect of an election to revoke the LIFO method of valuing inventory for tax purposes would be to reset the tax basis of inventory to a much higher basis. It would also make it easier for management to reduce inventory levels without additional tax cost and simplify the process of calculating inventory costs. Taxable income would be increased by the elimination of the LIFO tax reserve (currently $30 million) which would be offset by carryforward tax losses and credits so that the cash taxes paid would be none or minimal and thus, the full benefit of the tax loss and credit carryforwards would be realized. The reason this planning opportunity is listed as a tax planning method to utilize tax losses is that it is a feasible option and there are scenarios where it would make sense to implement it.

* * * * *

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by The L.S. Starrett Company

Sincerely, THE L. S. STARRETT COMPANY /s/ Francis J. O’Brien Francis J. O’Brien Treasurer and Chief Financial Officer